SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34793; File No. 812-15420

VanEck Russia ETF and VanEck Russia Small-Cap ETF, Series of VanEck ETF Trust, and Van

Eck Associates Corporation; Notice of Application and Temporary Order

December 28, 2022

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application and a temporary order under Section 22(e)(3) of the Investment

Company Act of 1940 (the "Act").

Summary of Application: Applicants request a temporary order to permit each of VanEck

Russia ETF and VanEck Russia Small-Cap ETF (each, a "Fund," and collectively, the "Funds"),

series of VanEck ETF Trust (the "Trust"), to suspend the right of redemption of its outstanding

redeemable securities and postpone the date of payment of redemption proceeds with respect to

redemption orders received but not yet paid.

Applicants: The Trust, on behalf of the Funds, and Van Eck Associates Corporation, the Funds'

investment adviser ("Adviser" and together with the Trust, the "Applicants").

Filing Date: The application was filed on December 28, 2022.

Hearing or Notification of Hearing: Interested persons may request a hearing by e-mailing to the

Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the

request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or

by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on January 24, 2023, and should be accompanied

by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of

service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

Addresses: The Commission: Secretarys-Office@sec.gov.   Applicants: Allison M. Fumai, Esq., Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036-6797, with copies to Jonathan R. Simon, Esq., VanEck ETF Trust, 666 Third Avenue, 9th Floor, New York, New York 10017.

For Further Information, Contact: Christopher D. Carlson, Senior Counsel, Trace W. Rakestraw, Branch Chief, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated December 28, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

Background:

    1.   The Trust is registered under the Act as an open-end series management investment company. Adviser is the investment adviser to the Funds, each of which is a series of the Trust. Adviser is registered as an investment adviser under the Investment Advisers Act of 1940.

2. Each Fund is a non-diversified exchange-traded fund ("ETF") that operates pursuant to Rule 6c-11 under the Act, which provides that shares of an ETF can be purchased or redeemed directly from the ETF at net asset value solely by authorized participants ("APs") and only in aggregations of a specified number of shares. Shares of each Fund are listed on Cboe BZX Exchange, Inc. ("Cboe").

3. VanEck Russia ETF's investment objective is to seek to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Russia Index (the "Russia Index"). VanEck Russia Small-Cap ETF's investment objective is to seek to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS® Russia Small-Cap Index (together with the Russia Index, the "Underlying Indexes"). MarketVector Indexes GmbH suspended future rebalances of the Underlying Indexes on March 1, 2022.

4. Applicants state that the request for relief arises from the effect of geopolitical affairs on transactions in the Russian equity markets and on the relevant markets for Russian equity securities generally, and on related clearance and payment systems. As a result of these geopolitical affairs, virtually all of each Fund's direct and indirect holdings of Russian equity securities have become illiquid and are fair valued at or near zero.

5. Effective March 3, 2022 and March 2, 2022, RSX and RSXJ, respectively, temporarily suspended new creations of their shares until further notice due to concerns about newly imposed restrictions impacting the ability of U.S. investors to transact in securities in the applicable Underlying Index, among other reasons.[1] Prior to market open on March 4, 2022,

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[1]   *See* Exchange-Traded Funds, Investment Company Act Release Number 33646 (Sept. 25, 2019) ("[A]n ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF's portfolio holdings are traded are closed for a limited period of time.").

Cboe halted trading of each Fund's shares in light of ongoing issues related to Russia's invasion of Ukraine.

6.   Applicants anticipate that each Fund's shares will be delisted by Cboe on a date 15 days after the requested relief is granted and coinciding with the payment of the initial liquidating distribution by the Fund (or an earlier date if Cboe determines in its discretion to delist shares of the Fund, which may occur even if the requested relief is not granted). If shares of a Fund are delisted by Cboe, the Fund will not be able to continue to operate as an ETF, pursuant to Rule 6c-11.

7.   If the order requested in the Application is granted, pursuant to the Plan of Liquidation and Termination of Series (the "Plan of Liquidation") approved by the Board of Trustees of the Trust (the "Board"), each Fund will distribute in liquidation all of its assets to shareholders, less a reserve in an amount estimated to meet the Fund's outstanding liabilities, the costs of the liquidation, taking into account the political and market uncertainties impacting the sale of Russian securities, and the expenses necessary for the continued limited operation of the Fund through its final termination. Following that distribution, each Fund will have no assets of realizable value (other than the amount so held in reserve), and the Fund's positions in Russian securities will not be transferable by the Fund. If some or all of those Russian securities were at some point before each Fund's final termination determined to have a greater value, it is possible that they would continue not to be transferable at that time. In addition, it is possible that even if Russian securities were able to be sold, local regulations may not permit the proceeds of any such sale(s) to be converted to U.S. dollars which are freely available to a Fund. Each Fund's remaining portfolio assets – the Russian equity securities – will therefore remain in the Fund until they can be sold and converted into U.S. dollars (with the proceeds distributed to the Fund's

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shareholders) or are permanently written off, in each case as determined by the Adviser and approved by the Board.

8.   Applicants believe the requested relief will permit each Fund to liquidate its holdings in the manner described above without the risk that it might be required to meet redemption requests submitted potentially out of the reserve or otherwise when the Fund would have no or few assets to meet the redemption requests. In addition, applicants state that suspension of redemptions prior to the initial distribution in liquidation will ensure that shareholders submitting such redemption requests will participate in the liquidation and also will be entitled to share both in the January 2023 liquidating distribution and any subsequent liquidating distributions. Notwithstanding the present inability to dispose of Russian securities held by each Fund, Applicants have determined to seek the requested order at this time because Applicants believe that liquidation of the Fund is in the best interests of the Fund's shareholders. Without the requested relief, each Fund will be required to satisfy redemption requests from APs, while other investors would be unable to trade the Fund's shares. Although the Funds have received no redemption orders since the invasion began, it is possible that redemption orders could be received at any time.

9.   In addition, as noted above, the Cboe may determine in its discretion to delist shares of the Funds if the requested relief is not granted. A Fund will not be eligible to rely on Rule 6c-11 once the Fund's shares are delisted by Cboe. As a consequence, to the extent that a Fund is obligated to satisfy any individual redemption requests received from non-AP shareholders of the Fund, the Fund would be unable to accept or process such redemption requests from an operational perspective because the Fund and its service providers do not have the operational infrastructure to enable the Fund to engage in non-AP primary market

transactions. Each Fund therefore would not, for its part, initiate delisting of the Fund's shares with Cboe until after the requested relief is granted.[2]

Relief Requested:

1.   Applicants request an order pursuant to Section 22(e) of the Act to suspend the right of redemption with respect to shares of each Fund effective December 28, 2022, and postpone the date of payment of redemption proceeds with respect to redemption orders received on or after December 23, 2022 but not yet paid as of December 28, 2022, for more than seven days after the tender of securities to the Fund, until the Fund completes the liquidation of its portfolio and distributes all its assets to the shareholders, or until the Commission rescinds the order granted herein. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

Applicants' Legal Analysis:

1.   Section 22(e)(1) of the Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its designated agent except for any period during which the New York Stock Exchange ("NYSE") is closed other than customary week-end and holiday closings, or during which trading on the NYSE is restricted.

2.   Section 22(e)(3) of the Act provides that redemptions may be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company.

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[2]   It is not anticipated that Cboe will delist a Fund's shares before the Fund's requested relief is granted by the SEC.

3.		Applicants submit that granting the requested relief would be for the protection of the shareholders of each Fund, as provided in Section 22(e)(3) of the Act. Applicants assert that, in requesting an order by the Commission, the Applicants' goal is to ensure that all of each Fund's shareholders will be treated appropriately and fairly in view of the otherwise detrimental effect on the Fund of the illiquidity of the Fund's investments and the ongoing uncertainty surrounding the Russian equity markets. The requested relief is intended to permit an orderly liquidation of each Fund's portfolio and ensure that all of the Fund's shareholders are protected in the process.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.		The Board, including a majority of the Independent Trustees,[3] will adopt or has adopted the Plan of Liquidation for the orderly liquidation of each Fund's assets and distribution of appropriate payments to the Fund's shareholders.

2.		Pending liquidating distributions, each Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, money market funds that are registered under the Act and comply with the requirements of Rule 2a-7 under that Act, cash equivalents, securities eligible for purchase by a registered money market fund meeting the requirements of Rule 2a-7 under the Act with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.

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[3] "Independent Trustees" means trustees who are not "interested persons" of the Trust, as such term is defined in Section 2(a)(19) of the Act.

3. Each Fund's assets will be distributed to the Fund's shareholders solely in accordance with the Plan of Liquidation.

4. Each Fund and the Adviser will make and keep true, accurate, and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Plan of Liquidation, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).

5. Each Fund and the Adviser will promptly make available to Commission staff all files, books, records and personnel, as requested, relating to the Fund.

6. Each Fund and the Adviser will provide periodic reporting to Commission staff regarding their activities carried out pursuant to the Plan of Liquidation.

7. The Adviser, its affiliates, and its and their associated persons will not receive any fee for managing the Funds.

8. Each Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders, and the winding-up of its affairs, as contemplated by the Plan of Liquidation.

9. Each Fund and the Adviser will appropriately convey accurate and timely information to shareholders of the Fund, before or promptly following the effective date of the liquidation, with regard to the status of the Fund and its liquidation (including posting such information on the Fund's website), and will thereafter from time to time do so to reflect material developments relating to the Fund or its status, including, without limitation, information

concerning the dates and amounts of distributions, and press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

10.   Each Fund and the Adviser shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.

Commission Finding:

Based on the representations and conditions in the application, the Commission permits the temporary suspension of the right of redemption for the protection of each Fund's shareholders. Under the circumstances described in the application, which require immediate action to protect the Funds' shareholders, the Commission concludes that it is not practicable to give notice or an opportunity to request a hearing before issuing the order.

Accordingly, in the matter of VanEck Russia ETF and VanEck Russia Small-Cap ETF, series of VanEck ETF Trust, and Van Eck Associates Corporation (File No. 812-15420),

IT IS ORDERED, pursuant to Section 22(e)(3) of the Act, that the requested relief from Section 22(e) of the Act is granted with respect to each Fund until it has liquidated, or until the Commission rescinds the order granted herein. This order shall be in effect as of December 28, 2022, with suspension of redemption rights as requested by the Applicants to be effective as of December 28, 2022 and the postponement of payment of redemption proceeds to apply to redemption orders received on or after December 23, 2022 but not yet paid as of December 28, 2022.

By the Commission.


J. Matthew DeLesDernier,
Deputy Secretary.
